GAMBRO®

PRESS RELEASE
April 14, 2004

Report from Gambro's Annual General Meeting, April 13, 2004

Claes Dahlbäck, Sandra Austin Crayton, Wilbur H Gantz, Peter H Grassmann, Juha P Kokko, Sören Mellstig, Håkan Mogren and Lena Torell were reelected members of the Board.

Adine Grate Axén was elected new member of the Board. She is a Swedish citizen and was born in 1961. Adine Grate Axén is a member of the Management Group of Investor AB, where she is Head of Corporate Finance and Governance issues as well as of Equity Capital Markets. Adine Grate Axén holds a M.Sc. degree in Finance and International Business from the Stockholm School of Economics.

Anna Hesselman and Håkan Malmström were elected new deputy auditors for the remaining mandate period, i.e. up to and including the Annual General Meeting 2007. The former deputy auditors Kerstin Moberg and Stephan Tolstoy had informed the Board of Directors that they would resign from their positions effective from the close of the Annual General Meeting 2004.

The Meeting discharged the members of the Board and the President from liability for the fiscal year 2003.

The Meeting approved a total fee to the Board of Directors for 2004 of SEK 3,950,000 for distribution among those members elected by the Annual General Meeting who are not employees of the Company.

The Meeting approved the proposed dividend to shareholders of SEK 1,10 per share. The record date was determined as Friday, April 16, 2004. The dividend is scheduled to be distributed by VPC AB (the Swedish Securities Register Center) on Wednesday, April 21, 2004.

The Meeting authorized the Board to decide on the purchase and sale of the company's own shares in line with the Board's proposal.

The Meeting approved the decision by the Board of Directors regarding the size of and the main principles for Gambro's employee stock option program for 2004 as well as two share programs for 2004, i.e. restricted shares and performance shares.

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 54,850 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

The Board of Directors informed that the nomination process is arranged so that, not later than six months prior to the next ordinary general meeting, four of the largest shareholders appoint their respective representative, who, together with the Chairman of the Board, prepare a proposal for the election of Board members which will be submitted to the Annual General Meeting for decision. The names of the four representatives shall be made public immediately after their appointment. If the group of major shareholders should change during the nomination process, the composition of the Nomination Committee is to be changed to reflect this.

At the statutory Board meeting in conjunction with the Annual General Meeting, Claes Dahlbäck was elected Chairman of the Board and Håkan Mogren was elected Vice Chairman.

Claes Dahlbäck (Chairman), Wilbur H Gantz, Juha P Kokko and Lena Torell were elected to the Compensation Committee.

Peter H Grassmann (Chairman), Claes Dahlbäck, Adine Grate Axén and Håkan Mogren were elected to the Audit Committee.

For further information please contact:
Karin Avasalu, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-70-513 65 99
Pia Irell, Vice President, Investor Relations, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 54,850 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

File No 82-34731

GAMBRO

PRESS RELEASE
March 31, 2004

Karin Avasalu to take responsibility for Corporate Communications

Karin Avasalu will resume her position as Vice President Corporate Communications following her maternity leave, and will take up her responsibility as of April 5, 2004.

Karin Avasalu has held different positions in Gambro. Most recently she managed the change communications linked to the improvement program in the Gambro Renal Products business area on a part-time basis. She was previously Gambro Group Internal Communications Manager. Before joining Gambro Karin Avasalu was Marketing Director at Intermec Technologies, a leading company in bar code identification systems. She holds a Master of Laws from the University of Lund, Sweden, and a Master of European Community Law from the University of Leiden, The Netherlands. Karin Avasalu will report directly to Sören Mellstig, President and CEO of Gambro.

For further information please contact:
Bengt Modéer, Senior Vice President, Corporate Communications, tel. +46-8-613 65 33, +46-70-513 65 33
Pia Irell, Vice President, Investor Relations, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 54,850 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

RECEIVED

PRESS RELEASE
April 13, 2004

Allocation principles in Gambro's proposal for employee stock options 2004

Gambro's Annual General Meeting, which will take place today, will consider the proposal on the continuation of the employee stock option program, which has been in place for the past five years. The overall proposal has been available on www.gambro.se since March 30.

In accordance with the proposal, Gambro's Board has further developed the objective allocation criteria for the program. In addition to the allocation criteria relating to company and individual performance, Gambro's Board has today decided that, provided the approval of the Annual General Meeting, the final allocation for the employee stock options 2004 will be linked to Gambro's earnings before interest and taxes (EBIT) for 2004.

- If the currency adjusted result increases by 5 percent or more compared to 2003, the allocation will be 100 percent, i.e. up to a maximum of 2,420,000 employee stock options.
- If the currency adjusted result remains unchanged compared to 2003, the allocation will be 75 percent of maximum allocation.
- If the currency adjusted result decreases by 10 percent or more compared to 2003, there will be no allocation.
- In the interval +5 percent to -10 percent there will be a proportionate allocation.

In 2003 Gambro's earnings before interest and taxes was MSEK 1,581.

Background information

It is Gambro's goal to offer its employees compensation packages and benefits that are market adapted and competitive. The purpose of Gambro's long-term incentive programs, which consist of share and option programs, is primarily to ensure that shareholders and the executive management and a wide group of managers share the same long-term agenda. The programs are also important management tools and are aimed to reduce employee turnover rates. Gambro's incentive programs cover 1,700 employees worldwide. The majority, 88 percent, of the employees covered by the programs are based in the US. Managers and specialists in key positions from Clinical Directors to the CEO are included in the programs. Some adjustments are made on a country level, and it is the superior manger who decides on the allocation for the individual employee. The estimated cost relating to the employee stock option programs 2004 is MSEK 33 for the full duration. The estimated cost for the share programs 2004 is MSEK 53 for the full duration. Given that the options are related to existing outstanding shares, there will be no dilution.

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 54,850 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

GAMBRO

PRESS RELEASE
April 13, 2004

The Board has decided to reduce the size of the 2004 incentive programs by 33 percent compared to the 2003 incentive programs.

Further information on Gambro's Annual General Meeting and on the proposal for employee stock options can be found at www.gambro.se.

For further information please contact:
Lars Fahlén, Senior Vice President, Corporate Human Resources, tel. +46-8-613 65 64 +46-70-513 65 64
Karin Avasalu, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-70-513 65 99
Pia Irell, Vice President, Investor Relations, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 54,850 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com